UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, Nominal value €0.12 per share

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Forbion Capital Partners

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Capital Fund IV Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,635,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,635,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,635,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion IV Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,635,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,635,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,635,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Opportunities Fund I Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,543,897
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,543,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,543,897
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,543,897
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,543,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,543,897
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Opportunities Fund II Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,812,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,812,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,812,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion II Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,242,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,242,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,242,400
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stichting Administratiekantoor NewAmsterdam Pharma
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,326,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,326,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion International Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,326,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,326,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109

SCHEDULE 13D

Item 1.	Security and Issuer:

This Statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares (the “Ordinary Shares”), nominal value €0.12 per share, of NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennotschap) incorporated under the laws of the Netherlands (the “Issuer”). The address of the Issuer’s principal executive office is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background:

The Schedule 13D is being jointly filed by:

(i) Forbion Capital Fund IV Coöperatief U.A., a Dutch co-operative association (“Forbion IV”);

(ii) Forbion IV Management B.V., a Dutch private company with limited liability (“Forbion IV Management”), the sole director of Forbion IV;

(iii) Forbion Growth Opportunities Fund I Coöperatief U.A., a Dutch co-operative association (“Forbion Growth I”);

(iv) Forbion Growth Management B.V., a Dutch private company with limited liability (“Forbion Growth Management”), the sole director of Forbion Growth I;

(v) Forbion Capital Fund II Coöperatief U.A., a Dutch co-operative association (“Forbion II”);

(vi) Forbion II Management B.V., a Dutch private company with limited liability (“Forbion II Management”), the sole director of Forbion II;

(vii) Stichting Administratiekantoor NewAmsterdam Pharma, a Dutch foundation (“STAK NAP”); and

(viii) Forbion International Management B.V., a Dutch private company with limited liability (“FIM”), the sole director of STAK NAP.

The foregoing parties are sometimes referred to collectively herein as the “Reporting Persons”.

Each of Forbion Growth I and Forbion IV have contributed their economic ownership of Ordinary Shares to ForGrowth NAP B.V. (“ForGrowth”). ForGrowth is a joint investment vehicle of Forbion Growth I and Forbion IV, but ForGrowth does not exercise voting or dispositive power over any of such shares.

The Ordinary Shares that may be deemed to be beneficially owned by Forbion II are held through NAP PoolCo B.V. (“PoolCo”), including shares underlying depositary receipts issued by STAK NAP to PoolCo. PoolCo is a Dutch limited liability company that holds Ordinary Shares on behalf of its shareholders. The governing documents of PoolCo vest voting and investment control over the Ordinary Shares held by PoolCo in PoolCo’s shareholders and, as a result, PoolCo disclaims beneficial ownership of such Ordinary Shares. STAK NAP is a Dutch foundation that holds Ordinary Shares on behalf of the holders of depositary receipts issued by STAK NAP. Pursuant to STAK NAP’s governing documents, STAK NAP, through its board, has the power to exercise all rights associated with the Ordinary Shares underlying the depositary receipts. As a result, STAK NAP may be deemed to have voting power over such securities. 2,828,380 Ordinary Shares that may be deemed to be beneficially owned by Forbion II are underlying depositary receipts held by PoolCo through STAK NAP. FIM is the sole director of STAK NAP and may be deemed to have voting and dispositive power of the Ordinary Shares held by STAK NAP. A majority of the directors of FIM also constitute a majority of the directors of each of Forbion IV Management, Forbion Growth Management and Forbion II Management.

CUSIP No. N62509 109

BioGeneration II Management B.V. (“BGM II”) is an indirect joint venture between the BGM II investment team and the partners of Forbion II Management. BGM II is the director of (1) BioGeneration Ventures II B.V., which, through PoolCo, may be deemed beneficially own 415,873 Ordinary Shares underlying depositary receipts issued by STAK NAP, (2) BGV II Coöperatief U.A. which, through PoolCo, may be deemed to beneficially own 2,269 Ordinary Shares underlying depositary receipts issued by STAK NAP, and (3) BioGeneration II Co-Invest B.V. which through PoolCo may be deemed beneficially own 11,958 Ordinary Shares underlying depositary receipts issued by STAK NAP. Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares that may be deemed be beneficially owned by BGM II and/or its related entities as described above.

The Business address and principal office address of the Reporting Persons is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. The principal business of each of the Reporting Persons is capital investing on behalf of its investors.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

The Business Combination and PIPE Financing

On November 22, 2022 (the “Closing Date”), the Issuer consummated its business combination pursuant to a Business Combination Agreement, dated as of July 25, 2022 (the “Business Combination Agreement”), by and among the Issuer, Frazier Lifesciences Acquisition Corporation (“FLAC”), NewAmsterdam Pharma Holding B.V. and NewAmsterdam Pharma Investment Corporation (the “Business Combination”). Upon closing of the Business Combination, each issued and outstanding ordinary share of FLAC was canceled and extinguished in exchange for a claim for an Ordinary Share of the Issuer, and such claim was then contributed into the Company against the issuance of a corresponding Ordinary Share of the Issuer.

In connection with the execution of the Business Combination Agreement, FLAC and the Issuer also entered into subscription agreements with certain investors (the “Subscription Agreements”), including Forbion Growth I and Forbion IV, (each, a “PIPE Investor”) pursuant to which the PIPE Investors agreed to subscribe for and purchase from the Issuer, and Holdco agreed to issue and sell to such PIPE Investors, an aggregate of 23,460,000 shares at $10.00 per share for gross proceeds of $234.6 million (the “PIPE Financing”). The PIPE Financing closed substantially concurrently with the Business Combination. In connection with the PIPE Financing, Forbion Growth I and Forbion IV each purchased 1,500,000 Ordinary Shares of the Issuer at a price of $10.00 per share pursuant to the terms of the Subscription Agreements.

Upon closing of the Business Combination and PIPE Financing, Forbion Growth I acquired 4,543,897 Ordinary Shares and Forbion IV acquired 6,635,391 Ordinary Shares, which are considered contributed to ForGrowth.

CUSIP No. N62509 109

On the Closing Date, STAK NAP acquired 5,326,818 Ordinary Shares. STAK NAP has issued depositary receipts to its participants, with each depositary receipt representing the relevant underlying security STAK NAP.

Forbion II acquired 7,812,300 Ordinary Shares through PoolCo, including 2,828,380 Ordinary Shares underlying depositary receipts issued by STAK NAP. The Ordinary Shares were acquired using funds from working capital.

BioGeneration Ventures II B.V., BGV II Coöperatief U.A. and BioGeneration II Co-Invest B.V. acquired an aggregate of 430,100 Ordinary Shares through PoolCo, which Ordinary Shares underlying depositary receipts issued by STAK NAP.

The foregoing excludes the contingent right of Forbion Growth I and Forbion IV to receive an aggregate of 314,201 Ordinary Shares upon achievement of a certain clinical development milestone (the “Earnout Shares”). The development milestone consists of the achievement and public announcement of Positive Phase 3 Data (as defined in the Business Combination Agreement) for each of NewAmsterdam Pharma’s BROADWAY clinical trial and BROOKLYN clinical trial at any time during the period beginning on date prior to the Closing Date and ending on the date that is five years after Closing Date (the “Earnout Period”). No Earnout Shares will be issuable if the applicable milestone is not achieved within the Earnout Period.

Investor Rights Agreement

In connection with the closing of the Business Combination, the Issuer entered into Investor Rights Agreement with certain prior FLAC shareholders and certain NewAmsterdam Pharma shareholders, including certain of the Reporting Persons, providing for, among other things, subject to the terms thereof, customary registration rights, including demand and piggy-back rights subject to cut-back provisions. The Issuer agreed to file a registration statement to register the Ordinary Shares covered by the Investor Rights Agreement no later than 30 days following consummation of the Business Combination.

The Subscription Agreements also required the Issuer to file a registration statement to register the PIPE Shares no later than 30 days following the consummation of the Business Combination.

References to and the description of the Business Combination Agreement, Subscription Agreements and Investor Rights Agreement to not purport to be complete and are qualified in their entirety by reference the full text of such agreements, the forms of which are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.

Item 4.	Purpose of Transaction:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On the Closing Date, Sander Slootweg, a co-founder and managing partner of Forbion Venture Capital, Juliette Audet, a partner at Forbion Venture Capital, and John Kastelein, MD PhD FESC, an Operating partner of FCPM III Services B.V., each joined the Issuer’s board of directors (the “Board”).

CUSIP No. N62509 109

The Reporting Persons acquired the shares set forth in this Schedule 13D and hold their shares for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Reporting Persons may distribute shares that they directly hold to their respective limited partners, members and/or shareholders, as applicable.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Ordinary Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer in their capacity as such, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer:

The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of November 28, 2022, (i) Forbion Growth I may be deemed to beneficially own 4,543,897 Ordinary Shares, representing approximately 5.6% of the outstanding Ordinary Shares, (ii) Forbion IV may be deemed to beneficially own 6,635,391 Ordinary Shares, representing approximately 8.1% of the of the outstanding Ordinary Shares, (iii) Forbion II may be deemed to beneficially own 7,812,300 Ordinary Shares indirectly through PoolCo, which includes 2,828,380 Ordinary Shares underlying depositary receipts issued by STAK NAP, representing in the aggregate approximately 9.6% of the of the outstanding Ordinary Shares, and (iv) STAK NAP may be deemed to beneficially own 5,326,818 Ordinary Shares, which includes the 2,828,380 Ordinary Shares that may be deemed to also be beneficially owned by Forbion II that are underlying the depositary receipts held through STAK NAP.

The Ordinary Shares underlying the depositary receipts held through STAK NAP, other than those underlying depositary receipts held by Forbion II, are held by holders who are not affiliated with Forbion Growth I, Forbion IV or Forbion II. FIM, as the sole director of STAK NAP, may be deemed to have voting and dispositive power over all of the Ordinary Shares underlying depositary receipts held by STAK NAP, but Forbion Growth I, Forbion IV and Forbion II do not have any economic interest in the Ordinary Shares underlying depositary receipts held indirectly by other STAK NAP holders.

CUSIP No. N62509 109

Forbion Growth Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion Growth I, Forbion IV Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion IV, Forbion II Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion IV, and FIM may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by STAK NAP. Additionally, Forbion II Management’s beneficial ownership includes 430,100 Ordinary Shares that may be deemed to be beneficially owned by STAK NAP and that may be deemed be beneficially owned by BGM II and/or its related entities through their interest in underlying depositary receipts issued by STAK NAP. Forbion II Management disclaims beneficial ownership of these 430,100 Ordinary Shares.

The percentage of the outstanding Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons is based on 81,559,780 Ordinary Shares outstanding as of November 22, 2022, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the Securities and Exchange Commission on November 28, 2022.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement (filed herewith)

Exhibit 99.2	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 23, 2022).

Exhibit 99.3	Form of Subscription Agreement (incorporated by reference to Annex C to the Issuer’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission on October 13, 2022)

Exhibit 99.4	Form of Investor Rights Agreement (incorporated by reference to Annex G to the Issuer’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission on October 13, 2022).

CUSIP No. N62509 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

FORBION CAPITAL FUND IV COÖPERATIEF U.A.

By:	Forbion IV Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION IV MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION GROWTH OPPORTUNITIES FUND I COÖPERATIEF U.A.

By:	Forbion Growth Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION GROWTH MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION CAPITAL FUND II COÖPERATIEF U.A.

By:	Forbion II Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

CUSIP No. N62509 109

FORBION II MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

STICHTING ADMINISTRATIEKANTOOR NEWAMSTERDAM PHARMA

By:	Forbion International Management BV, its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION INTERNATIONAL MANAGEMENT B.V.

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors